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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

              [X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
                  SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal Year Ended
December 31, 2002                         Commission File Number (333-00289)
----------------------------              --------------------------------------

             ROBBINS & MYERS, INC. SAVINGS PLAN FOR UNION EMPLOYEES
                                 (Name of Plan)
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                              ROBBINS & MYERS, INC.
                              1400 Kettering Tower
                               Dayton, Ohio 45423
                                 (937) 222-2610
(Name of Issuer of Security, held pursuant to Plan and address of its principal executive office)

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                              REQUIRED INFORMATION

         The Robbins & Myers, Inc. Savings Plan for Union Employees (the Plan) is subject to the Employee Retirement Income Security Act of 1974.

         Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Report:

         (a) Statements of Net Assets Available for Benefits - December 31, 2002 and 2001

         (b) Statement of Changes in Net Assets Available for Benefits - for the year ended December 31, 2002

         (c)      Notes to Financial Statements;

         (d)      Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                  - December 31, 2002; and

         (e)      Report of Independent Auditors.

         The consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in Registration statement on Form S-8 (No. 333-00289) is being filed as Exhibit 23.1 to this Report.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Robbins & Myers, Inc. Savings Plan for Union Employees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      ROBBINS & MYERS, INC. SAVINGS
                                      PLAN FOR UNION EMPLOYEES

                                      By /s/ Kevin J. Brown
                                         ---------------------------------------
                                              Name:  Kevin J. Brown
                                              Title: Member, Corporate Benefits
                                                     Committee
                                              Dated: June 30, 2003


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                                INDEX TO EXHIBITS

         The following Exhibits are being filed with this Annual Report on Form 11-K:

Exhibit

(23)     CONSENT OF EXPERTS AND COUNSEL

         23.1 Consent of Ernst & Young LLP.

(99)     ADDITIONAL EXHIBITS

         99.1 Audited Financial Statement of Robbins & Myers, Inc. Savings Plan for Union Employees as of December 31, 2002 and 2001 and for the year ended December 31, 2002.

         99.2 Certification of Chief Executive Officer of Robbins & Myers, Inc. in accordance with Section 906 of the Sarbanes-Oxley Act of 2002

         99.3 Certification of Chief Financial Officer of Robbins & Myers, Inc. in accordance with Section 906 of the Sarbanes-Oxley Act of 2002